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                                                                                         OMB  APPROVAL

                                                 UNITED STATES                    OMB Number:  3235-0145
                                      SECURITIES AND EXCHANGE COMMISSION          Expires:  October 31, 1994
                                            Washington, D.C. 20549                Estimated average burden
                                                                                  hours per form .... 14.90
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                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                         (Amendment No. ------------*

                           First Inter-Bancorp Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)
                   Common Stock, par value $1.00 per share,
                and Associated Preferred Share Purchase Rights
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    32054T
                 --------------------------------------------
                                (CUSIP Number)
                            James L. Mitchell, Esq.
            Executive Vice President, General Counsel and Secretary
                         First Fidelity Bancorporation
                               550 Broad Street
                           Newark, New Jersey 07102
                                (201) 565-3200
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               January 27, 1994
                     --------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) ( See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                    SCHEDULE 13D

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  CUSIP NO. 32054T                                                      Page 2 of 16
            ------------------------
                                                                        Pages
  1                              NAME OF REPORTING PERSON
                                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 First Fidelity Bancorporation
                                 22-2826775

  2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[ ] (b)[ ]
  3                              SEC USE ONLY

  4                              SOURCE OF FUNDS*

  5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
                                 2(e)                                                                             [x]
  6                              CITIZENSHIP OR PLACE OF ORGANIZATION
                                 New Jersey

                          7      SOLE VOTING POWER
      NUMBER OF                  461,000*
        SHARES
     BENEFICIALLY         8      SHARED VOTING POWER
         EACH                    0
      REPORTING           9      SOLE DISPOSITIVE POWER
        PERSON                   461,000*
         WITH
                          10     SHARED VOTING POWER
                                 0

  11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 461,000*
  12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           [ ]

  13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 16.6%**

  14                             TYPE OF REPORTING PERSON*
                                 H; CO
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- ----------------

* Beneficial ownership of 461,000 share of Common Stock reported hereunder is so being reported solely as a result of the Option Agreement described in Item 4 hereof. The option granted pursuant to such Option Agreement has not yet become exercisable. First Fidelity expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

** Based upon the 2,312,735 shares reported by First Inter-Bancorp Inc. to be outstanding as of January 27, plus the 461,000 shares obtainable by First Fidelity upon the exercise of the stock option described in
         Item 4 were such stock option presently exercisable.

ITEM 1.  SECURITY AND ISSUER.

                 This statement relates to the Common Stock, par value $1.00 per share ("Common Stock" or "Company Common Stock") and associated preferred share purchase rights of First Inter-Bancorp, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at Mid-Hudson Summit Corporate Park, One Summit Court, P.O. Box M, Fishkill, New York 12524.

ITEM 2. IDENTITY AND BACKGROUND.

                 (a)-(c), (f) This statement is being filed by First Fidelity Bancorporation, a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("First Fidelity"). The principal business offices of First Fidelity are located at 2673 Main Street, Lawrenceville, New Jersey 08648. First Fidelity provides a full range of banking services in New Jersey, eastern Pennsylvania, Connecticut and Westchester county and Riverdale, New York through its subsidiary banks First Fidelity Bank, N.A., First Fidelity Bank, N.A., New York and Union Trust Company, and provides services closely related to banking through its non-bank subsidiaries. The names of the directors and executive officers of First Fidelity and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

                 (d) Neither First Fidelity nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) As previously reported, in January 1992, First Fidelity Bank, N.A., New Jersey, a bank subsidiary of First Fidelity ("FFBNJ"), which was a party to the consolidation of which First Fidelity Bank, N.A. was the resulting bank, resolved previously disclosed investigations and related administrative proceedings regarding its participation as a selling group member in primary distributions of certain government-sponsored corporation securities. Without admitting liability and in order to settle the matter, FFBNJ agreed to pay a civil penalty of $25,000 and to cease and desist from alleged recordkeeping irregularities. As a result of the foregoing, all investigations and administrative proceedings pertaining to FFBNJ's selling group activities were concluded. In addition, FFBNJ decided not to continue as a member of the selling group for securities issued by the Federal National Mortgage Association. Except as described herein, neither First Fidelity nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 As more fully described in Item 4, the Company has granted to First Fidelity an option pursuant to which First Fidelity has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 461,000 shares of Company Common Stock (subject to adjustment in certain circumstances) at a price of $20.25 per share (the "Option"). Certain terms of the Option are summarized in Item 4. If the Option were exercisable and First Fidelity were to exercise the Option on the date hereof, the funds required to purchase the shares of Company Common Stock issuable upon such exercise would be $9,335,250. It is currently anticipated that such funds would be derived from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                 (a)-(j) First Fidelity is seeking to acquire the entire equity interest in the Company pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

                 The Merger Agreement. The Company, First Fidelity and FFB Merger Sub II, Inc., a Delaware corporation and a wholly-owned direct subsidiary of First Fidelity ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of January 27, 1994 (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock (other than shares the holder of which pursuant to any applicable law providing for dissenters' or appraisal rights is entitled to receive payment in accordance with the provisions of any such law and certain other shares) will be converted into the right to receive $24.20 in cash without interest (the "Merger Consideration"). As of the Effective Time, each share of Common Stock held directly or indirectly by First Fidelity, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted and shares held as treasury stock by the Company, will be cancelled, and no exchange or payment will be made with respect thereto.

                 The Merger is subject to regulatory approvals, the approval of the stockholders of the Company and the satisfaction of various other terms and conditions set forth in the Merger Agreement.

                 As a result of the Merger, the Company will become a wholly-owned subsidiary of First Fidelity. The Merger Agreement also provides that immediately after the Merger, Mid-Hudson Savings Bank FSB, a wholly-owned subsidiary of the Company (the "Company Bank"), will merge with and into First Fidelity Bank, N.A., New York or any successor thereto (the "Surviving Bank") and cease to exist as a separate corporate entity (the "Bank Merger"). As a result of the Merger, the Company Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Company Common Stock will cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System. At the Effective Time, the certificate of incorporation and by-laws and the directors and officers of Merger Sub shall become the certificate of incorporation and by-laws and directors and officers of the Surviving Company. At the Effective Time of the Bank Merger, the articles of association and by-laws and directors and officers of First Fidelity Bank, N.A., New York, shall be the articles of association and by-laws and the directors and officers of the Surviving Bank.

                 The Option Agreement. Concurrently with the execution of the Merger Agreement, First Fidelity and the Company entered into a Stock Option Agreement, dated as of January 27, 1994 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement and First Fidelity requested such agreement because it believed that it would. Pursuant to the Option Agreement, the Company granted First Fidelity an option (the "Option") to purchase, subject to adjustments in certain circumstances, up to 461,000 authorized but unissued shares of Common Stock (the "Option Shares") at a price of $20.25 per share, subject to adjustment.

                 Subject to applicable law and regulatory restrictions, First Fidelity may exercise the Option, in whole or in part, if, but only if, a Purchase Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below).

                 As defined in the Stock Option Agreement, "Purchase Event" means either of the following:

                 (i) The acquisition by any person other than First Fidelity or any First Fidelity subsidiary of beneficial ownership of 25% or more of the then outstanding Common Stock; or

                 (ii) The occurrence of a Preliminary Purchase Event described in (i) below except that the percentage referred to in clause (z) shall be 25%.

                 "Exercise Termination Event" means the earliest to occur of
(i) the time immediately prior to the Effective Time, (ii) 12 months after the first occurrence of a Purchase Event, (iii) 12 months after the termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event,
(iv) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by First Fidelity pursuant to Section 6.1(b)(ii) of the Merger Agreement providing for termination of the Merger Agreement in the event of a material breach by either party thereto of any representation, warranty, covenant or agreement contained in the Merger Agreement (or, in the case of the Company, in the Option Agreement) which is not cured or curable within 10 business days after written notice of such breach or (v) 12 months after the termination of the Merger Agreement by First Fidelity pursuant to Section 6.1(b)(ii) thereof.

                 The term "Preliminary Purchase Event" means any of the following events or transactions occurring after the date of the Option
Agreement:

                 (i) The Company or any of its subsidiaries (each a "Company Subsidiary") without having received First Fidelity's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "Securities Exchange Act"), and the rules and regulations thereunder) other than First Fidelity or any of its subsidiaries (each a "First Fidelity Subsidiary") or the Board of Directors of the Company shall have recommended that the shareholders of First Inter-Bancorp approve or accept any Acquisition Transaction with any person other than First Fidelity or any First Fidelity Subsidiary. For purposes of the Option Agreement, "Acquisition Transaction" shall mean

         (x) a merger or consolidation, or any similar transaction, involving the Company or the Company Bank, (y) a purchase, lease or other acquisition of all or substantially all of the assets of the Company or the Company Bank or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Company or the Company Bank;

            (ii) Any person (other than First Fidelity or any First Fidelity Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act, and the rules and regulations thereunder);

             (iii) Any person other than First Fidelity or any First Fidelity Subsidiary shall have made a bona fide proposal to the Company or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than First Fidelity or any First Fidelity Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Common Stock of the Company (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));

            (iv) After a proposal is made by a third party to the Company or its shareholders to engage in an Acquisition Transaction, the Company shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle First Fidelity to terminate the Merger Agreement or the holders of Company Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or the Company's Board of Directors shall have withdrawn or modified in a manner adverse to First Fidelity, the recommendation of the Company's Board of Directors with respect to the Merger Agreement; or

              (v) Any person other than First Fidelity or any First Fidelity Subsidiary, other than in connection with a transaction to which First Fidelity has given its prior written consent, shall have filed an application or notice with the Office of Thrift Supervision ("OTS"), the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority") for approval to engage in an Acquisition Transaction.

                 As provided in the Option Agreement, in the event that First Fidelity is entitled to and wishes to exercise the Option, it shall send to the Company a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and (ii) a period of time (that shall not be less than three business days nor more than thirty business days) running from the Notice Date (the "Closing Date") and a place at which the closing of such purchase shall take place; provided, that, if prior notification to or approval of the Federal Reserve Board or any other Governmental Authority is required in connection with such purchase (each, a "Notification" or an "Approval," as the case may be), First Fidelity shall promptly file the required notice or application for approval and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run from the later of (x) the date on which any required notification periods have expired or been terminated and (y) the date on which such approval has been obtained and any requisite waiting period or periods shall have expired. First Fidelity shall have the right to revoke its exercise of the Option in the event that the transaction constituting a Purchase Event that gives rise to such right to exercise shall not have been consummated.

                 Under applicable law and in connection with the Option Agreement, First Fidelity may be required to obtain the prior approval of the OTS and Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of Common Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

                 The Option may not be assigned by First Fidelity to any other person without the express written consent of the Company, except that First Fidelity may assign its rights under the Option Agreement in whole or in part after the occurrence of a Preliminary Purchase Event. However, until the date at which the OTS and Federal Reserve Board have approved the application by First Fidelity under the Home Owners' Loan Act, as amended, or the Bank Holding Company Act of 1956, as amended (the "BHC"), as the case may be, to acquire the shares of Common Stock subject to the Option, First Fidelity may not assign its rights under the Option except in (i) a widely dispersed public distribution,
(ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on First Fidelity's behalf or
(iv) any other manner approved by the OTS and Federal Reserve Board.

                 In addition, any shares of Company Common Stock purchased upon the exercise of the Option may be resold by First Fidelity pursuant to registration rights under the Stock Option Agreement.

                 In the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise to become outstanding as a result of any such change, the number of shares of Common Stock subject to the Option will be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

                 Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, at the request of First Fidelity and upon receipt of applicable regulatory approvals, the Company will be obligated to repurchase the Option and any shares of Common Stock theretofore purchased pursuant to the Option at a price determined as set forth in the Stock Option Agreement.

                 In the event that First Fidelity exercises the repurchase rights described above, the Company will thereafter pay the required amount or the portion thereof that the Company is not then prohibited from so delivering under applicable law and regulation or as a consequence of administrative policy.

                 In the event that prior to an Exercise Termination Event, the Company shall enter into an agreement (i) to consolidate or merge with any person, other than First Fidelity or a First Fidelity Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger,
(ii) to permit any person, other than First Fidelity or a First Fidelity Subsidiary, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company or (iii) to sell or otherwise transfer all or substantially all of its or the Company Bank's assets to any person, other than First Fidelity or a First Fidelity Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of First Fidelity, of either (x) the acquiring corporation or (y) any person that controls the acquiring corporation. As more fully described in the Option Agreement, the Substitute Option shall have substantially the same terms as the Option, with adjustments in the exercise price as set forth in the Option Agreement.

                 Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

                 Purchases of Common Stock. Subject to market conditions and developments with respect to the Merger, First Fidelity may purchase shares of Common Stock in the open market or in privately negotiated transactions, to the extent permitted by the BHC and federal securities laws.

                 Other than as described above or in Item 5 below, First Fidelity does not have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Option. First Fidelity may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, First Fidelity may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the Option is not presently exercisable, First Fidelity expressly disclaims beneficial ownership of any of the Option Shares. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). First Fidelity has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. To the best knowledge of First Fidelity, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock.

                 (b) The Option. If First Fidelity were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

                 (c) The Option. First Fidelity acquired the Option in connection with the execution of the Merger Agreement. See Item 4 hereof.

                 To the best knowledge of First Fidelity, none of the persons listed on Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

                 (d)  Not applicable.

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except as described in Item 4 and Item 5 hereof, neither First Fidelity nor, to the best of its knowledge, any of the persons listed on
Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement and Plan of Merger, dated as of January 27, 1994, by and among First Inter-Bancorp Inc., First Fidelity Bancorporation and FFB Merger Sub II, Inc., including the exhibits and annex thereto.

2. Stock Option Agreement, dated as of January 27, 1994, between First Inter-Bancorp Inc. and First Fidelity Bancorporation.

                                   SIGNATURE

                 After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1994


                                           FIRST FIDELITY BANCORPORATION



                                           By:  /s/ WOLFGANG SCHOELLKOPF
                                               -------------------------------
                                           Name:   Wolfgang Schoellkopf
                                           Title:  Vice Chairman and
                                                   Chief Financial Officer

                                   SCHEDULE I


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         FIRST FIDELITY BANCORPORATION


                 The names, business addresses and present principal occupations of the directors and executive officers of First Fidelity are set forth below. If no business address is given, the director's or officer's business address is 2673 Main Street, Lawrenceville, NJ 08648. The business address of each of the directors of First Fidelity is also the business address of such director's employer, if any. Directors of First Fidelity are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

         Name                              Present Principal Occupation or
                                           Employment and Address


         Jay A. Anglada                    Executive Vice President and Head of
                                           Trust Activities of First Fidelity.

*        Louis E. Azzato                   Chairman, President and Chief
                                           Executive Officer of Foster Wheeler
                                           Corporation, an engineering and
                                           construction company, Perryville
                                           Corporate Park, Clinton, New Jersey
                                           08809-4000.

*        Edward E. Barr                    Chairman, President and Chief
                                           Executive Officer and director of
                                           Sun Chemical Corporation, a graphic
                                           arts materials company, 222 Bridge
                                           Plaza South, Fort Lee, New Jersey
                                           07024.

*        Roland K. Bullard, II             Senior Executive Vice President of
                                           First Fidelity.

         Anthony R. Burriesci              Executive Vice President and
                                           Corporate Controller of First
                                           Fidelity.

*        Lee A. Butz                       President of Alvin H. Butz, Inc., a
                                           construction management firm, Route
                                           309, Box 509, Allentown,
                                           Pennsylvania 18105.

*        Luther R. Campbell, Jr.           Managing Partner, Campbell, Rappold
                                           & Yurasits, certified public
                                           accountant, 1033 S. Cedar Crest
                                           Blvd., Allentown, Pennsylvania
                                           18103.

*        John Gilray Christy               Chairman of Chestnut Capital
                                           Corporation, a private investment
                                           firm, 125 Stafford Avenue, Suite
                                           200, Building 3, Wayne, Pennsylvania
                                           19087.

*        James G. Cullen                   President and Chief Executive
                                           Officer of New Jersey Bell Telephone
                                           Company, a telephone utility, 540
                                           Broad Street, Newark, New Jersey
                                           07102.

*        Gonzalo de Las Heras              Executive Vice President of Banco
                                           Santander, a Spanish banking
                                           organization, 375 Park Avenue, New
                                           York, New York 10152.

*        E. James Ferland                  Chairman of the Board, President and
                                           Chief Executive Officer of Public
                                           Service Enterprise Group
                                           Incorporated, a public utility
                                           holding company, 80 Park Plaza,
                                           Newark, New Jersey 07101.

         Michael A. Gallagher              Executive Vice President of First
                                           Fidelity.

*        Arthur M. Goldberg                President and Chief Executive
                                           Officer of DiGiorgio Corporation, a
                                           food wholesaler and building
                                           products company, and Chairman and
                                           Chief Executive Officer of Bally
                                           Manufacturing Corporation, a
                                           diversified holding company engaged
                                           in manufacturing, casino and
                                           entertainment businesses, 2
                                           Executive Drive, Somerset, New
                                           Jersey 08873.

*        Leslie E. Goodman                 Senior Executive Vice President of
                                           First Fidelity.


*        Frank M. Henry                    President of Frank Martz Coach
                                           Company, a transportation company,
                                           Martz Towers, Box 1007,
                                           Wilkes-Barre, Pennsylvania 18773.

*        William F. Hyland                 Senior Partner of Riker, Danzig,
                                           Scherer, Hyland & Perretti,
                                           attorneys, Headquarters Plaza, One
                                           Speedwell Avenue, Morristown, New
                                           Jersey 07960.

*        Juan Rodriguez Inciarte           Executive Vice President of Banco
                                           Santander, a Spanish banking
                                           organization, Paseo de la
                                           Castellana, 75 Madrid, Spain 28046.
                                           Citizen of Spain.

         William A. Karmen                 Executive Vice President, Human
                                           Resources, of First Fidelity.

*        John R. Kennedy                   President and Chief Executive
                                           Officer of Federal Paper Board
                                           Company, Inc., a manufacturing
                                           company, 75 Chestnut Ridge Road,
                                           P.O. Box 357, Montvale, New Jersey
                                           07645.

         Michael L. LaRusso                Executive Vice President and
                                           Director of Audit and Policy
                                           Development of First Fidelity.

*        Rocco J. Marano                   Chairman of Blue Cross and Blue
                                           Shield of New Jersey, Inc., a health
                                           insurance company, Three Penn Plaza
                                           East, Newark, New Jersey 07105.

         James L. Mitchell                 General Counsel, Executive Vice
                                           President and Secretary of First
                                           Fidelity.

*        James D. Morrissey, Jr.           President and Chief Operating
                                           Officer of James D. Morrissey, Inc.,
                                           a heavy an highway construction
                                           company, 9119 Frankford Avenue,
                                           Philadelphia, Pennsylvania 19114.

*        Joseph Neubauer                   Chairman, President and Chief
                                           Executive Officer of The ARA Group,
                                           Inc., a services management company,
                                           ARA Tower, 1101 Market Street,
                                           Philadelphia, Pennsylvania 19107.

         Thomas H. O'Brien, Jr.            Executive Vice President of First
                                           Fidelity.

*        Peter C. Palmieri                 Vice Chairman and Chief Credit
                                           Officer of First Fidelity.

         Donald C. Parcells                Executive Vice President of First
                                           Fidelity.

         Frederick H. Pennekamp            Executive Vice President and
                                           Treasurer of First Fidelity.

*        Wolfgang Schoellkopf              Vice Chairman and Chief Financial
                                           Officer of First Fidelity.

*        Robert Montgomery Scott           President and Chief Executive
                                           Officer of the Philadelphia Museum
                                           of Art, Box 7646, Philadelphia,
                                           Pennsylvania 19101.

*        Rebecca Stafford                  President of Monmouth College, New
                                           Jersey.

*        Sefton Stallard                   General Partner of North American
                                           Venture Capital Fund, L.P., a
                                           venture capita fund, Fawn Hill
                                           Drive, P.O. Box 281, New Vernon, New
                                           Jersey 07976.

*        Anthony P. Terracciano            Chairman of the Board, President and
                                           Chief Executive Officer of First
                                           Fidelity.

         Kenneth H. Thorn                  Executive Vice President of First
                                           Fidelity.

*        Bernard C. Watson                 President and Chief Executive
                                           Officer of The William Penn
                                           Foundation, 1630 Locust Street,
                                           Philadelphia, Pennsylvania 19102.

                               EXHIBIT - INDEX

1. Agreement and Plan of Merger, dated as of January 27, 1994, by and among First Inter-Bancorp Inc., First Fidelity Bancorporation and FFB Merger Sub II, Inc., including the exhibits and annex thereto.

2. Stock Option Agreement, dated as of January 27, 1994, between First Inter-Bancorp Inc. and First Fidelity Bancorporation.